UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67320

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **04/01/16** (MM/DD/YY) AND ENDING **03/31/17** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Redburn (USA) LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

565 Fifth Avenue, 26th Floor
(No. and Street)

New York	**NY**	**10017**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Larry Kimmel **(212) 803-7302**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

5 Times Square	**New York**	**NY**	**10036**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountants
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I __Larry Kimmel__ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
__Redburn (USA) LLC__ , as
of __March 31__ , 20 __17__ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

No Exceptions



_____
Signature

CAO / CCO
Title



Notary Public

SETH WILLIAM STERN
Notary Public, State of New York
No. 02ST6304189
Qualified in New York County
Commission Expires May 27, 20 _18_

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION

Redburn (USA) LLC
March 31, 2017
With Report of Independent Registered Public
Accounting Firm

Redburn (USA) LLC

Statement of Financial Condition

March 31, 2017

Contents



Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
ey.com

Report of Independent Registered Public Accounting Firm

The Member of
Redburn (USA) LLC

We have audited the accompanying statement of financial condition of Redburn (USA) LLC (the "Company") as of March 31, 2017. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Redburn (USA) LLC at March 31, 2017, in conformity with U.S. generally accepted accounting principles.

Ernst & Young

May 25, 2017

A member firm of Ernst & Young Global Limited

Redburn (USA) LLC

Statement of Financial Condition

March 31, 2017

Assets

Cash	$	4,522,424
Receivables from broker dealers		491,637
Deferred tax assets		1,005,498
Fixed assets, net of accumulated depreciation and amortization		478,785
Restricted cash equivalents		273,490
Prepaid expenses		262,205
Other assets		6,113
Total assets	$	7,040,152

Liabilities and member's equity

Liabilities:

Accrued compensation and benefits	$	2,424,020
Payable to Parent		251,050
Deferred tax liabilities		185,961
Accrued professional fees		157,913
Accrued expenses and other liabilities		124,789
Accounts payable		109,512
Deferred rent		82,202
Accrued income taxes payable		16,642
Total liabilities		3,352,089
Member's equity		3,688,063
Total liabilities and member's equity	$	7,040,152

See accompanying notes to the statement of financial condition.

Redburn (USA) LLC

Notes to Statement of Financial Condition

March 31, 2017

1. Organization

Redburn (USA) LLC (the "Company") was originally established as a partnership under the laws of the State of New York in May of 2006. On March 31, 2014, the partnership was converted into a limited liability company under Section 18-214 of the Limited Liability Company Act and changed its name from Redburn Partners (USA) L.P. At the same date, the Company became a wholly owned subsidiary of its sole member, Redburn (Europe) Limited ("REL" or "Parent"), a company incorporated in England. All of the Company's profits and losses are allocated to the Parent.

The Company is registered with the Securities and Exchange Commission ("SEC") as a fully disclosed broker dealer pursuant to the Securities Exchange Act of 1934. The Company is a member of the Financial Industry Regulatory Authority ("FINRA") which is the Company's designated regulator. The Company provides institutional investors with third-party research of REL, and agency execution for European and U.S. equity securities.

The Company clears its securities transactions on a fully-disclosed basis primarily through Apex Clearing Corporation ("Apex") beginning in July 2016. Prior to July 2016, the Company cleared its securities transactions on a fully-disclosed basis with BNP Paribas Securities Corporation. The Company also has a fully disclosed agreement with Goldman Sachs Execution & Clearing, L.P.

2. Significant Accounting Policies

Basis of Presentation

The statement of financial condition is stated in U.S. dollars and are prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP").

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

2. Significant Accounting Policies (continued)

Cash and Cash Equivalents

The Company defines cash equivalents as short term, highly liquid investments with original maturities of less than ninety days at the time of purchase. The carrying amounts of such cash equivalents approximate the fair value due to the short term nature of these instruments.

As of March 31, 2017, the Company maintained its cash balance of $4,522,424 with two financial institutions which, at times, exceeded the federally insured limit of $250,000.

As of March 31, 2017, the Company maintained two certificates of deposit which totaled $213,351 including accrued interest of $13 to be used as security for a letter of credit on its New York office lease. The certificates of deposit mature in May and August 2017 and are eligible for renewal upon maturity for a period of twelve months. As of March 31, 2017, the Company also maintained a money market deposit account of $60,139 which included accrued interest of $139 and serves to secure one of the Company's credit card balances. The certificates of deposit and the money market deposit account are recorded as restricted cash equivalents in the Statement of Financial Condition.

Receivables from Broker Dealers

Receivables from broker dealers includes a clearing deposit of $250,000 that the Company maintains with one of its clearing brokers. The remaining balance represents commissions receivable, net of clearance and execution costs, related to customers' U.S. equity trading activity. The Company collects these net commissions on behalf of the Parent in accordance with a transfer pricing agreement between the Company and the Parent.

Valuation of Assets and Liabilities – Definition and Hierarchy

In accordance with ASC 820, "Fair Value Measurements and Disclosures" ("ASC820"), fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

Notes to Statement of Financial Condition (continued)

2. Significant Accounting Policies (continued)

Under ASC 820, a fair value hierarchy for inputs is used in measuring fair value that maximizes the use of observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 – Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 – Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or for substantially the full term of the financial instrument.

Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The categorization within the fair value hierarchy is based on the lowest level of the significant inputs to valuation.

As and for the year ended March 31, 2017, the Company had no financial instruments carried at fair value.

Fixed Assets

Fixed assets are stated at cost, less accumulated depreciation and amortization. Depreciation and amortization is recognized based on the straight line method over the estimated useful lives of the assets. The Company estimates the useful lives of computers, furniture and equipment to be three years. Leasehold improvements are generally amortized over the terms of their respective leases or 10 years, whichever is shorter.

2. Significant Accounting Policies (continued)

Revenue Recognition

The Company passes all non U.S. equities orders to the Parent in London for execution with the Company's clearing broker and all U.S equities orders are executed directly with the Company's clearing broker. The revenues earned on all of these securities transactions and any income received by the Company from third parties for research or execution services are credited and transferred to the Parent in accordance with a transfer pricing agreement between the Company and the Parent.

The Company is entitled to receive cost plus revenue from the Parent in an amount equal to 6.5% of all employment and administrative costs incurred by the Company as payment for all securities transactions and other income received from clients who value the Company's research and execution services.

Interest income represents income earned from restricted cash equivalents.

Stock Based Compensation

Options

Under a plan established by the Parent, phantom options of the Parent's shares may be granted on a discretionary basis to selected employees of the Company. The exercise price of the options is equal to the estimated market price of the shares on the date of grant, which is derived from a discounted cash-flow model. The options have a seven year contractual term and vest three years after the grant date and are exercisable once a year on October 31. The options are exercisable only if the grantee is currently employed by the Company.

In accordance with ASC 718, "Stock Based Compensation," all options granted are classified as liabilities since the Company settles the options in cash. The options are measured at fair value on the grant date and re-measured at each reporting date until settlement.

The fair value of outstanding options is determined using a Black-Scholes model. The Company uses the following methods to determine its underlying assumptions: expected volatilities are based on volatilities observed for comparable companies over a historic period commensurate to the expected term; the expected term of options granted is based on historical experience; and the risk-free interest rate is based on estimated yields on zero coupon UK government gilts with a maturity similar to the exercise term. Forfeitures are estimated at the time of grant and adjusted, if necessary, in subsequent periods if actual forfeitures differ from those estimates. The forfeiture rate is based on historical experience. The key assumptions adopted in determining the year end

2. Significant Accounting Policies (continued)

valuation were a long-term volatility of between 22.6% and 27.4% and a risk free interest rate of between 0.06% and 0.37%.

Shares

The Company grants share awards to employees from time to time. The Company recognizes compensation cost on a straight-line basis over the vesting period of the shares granted. Where shares are awarded to employees at below fair market value, the difference between the fair market value of the award on the date of grant and the consideration paid by the employee is also recognized as compensation cost over the vesting period of the award.

Income Taxes

Effective January 1, 2010, the Company elected to change the entity's tax classification from a partnership to a corporation for federal, state and local income tax purposes and is therefore subject to applicable corporate income taxes. The Company files its own federal, state and local tax returns and is not part of a group tax return.

In accordance with ASC 740, "Income Tax" ("ASC 740"), the Company follows an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed as the difference between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established and maintained, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

ASC 740 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. The guidance requires the evaluation of tax positions taken or expected to be taken to determine whether the tax positions are "more likely-than-not" of being sustained by the applicable tax authority. A tax position that meets the more-likely-than-not recognition threshold is measured to determine the amount of benefit to be recognized in the financial statements on a cumulative probability basis. Tax positions not deemed to meet a more likely-than-not threshold would be recorded as a tax reserve in the current year.

2. Significant Accounting Policies (continued)

Accounting Pronouncements Adopted in Current Year

Going Concern

In August 2014, the FASB issued ASU 2014-15, *Presentation of Financial Statements – Going Concern*. ASU 2014-15 provides guidance on management's responsibility to evaluate the condition of an entity to continue as a going concern and the required disclosure based on this assessment. The amendment is effective for fiscal years ending after December 15, 2016. The Company adopted ASU 2014-15 on April 1, 2016 and it did not have a material impact on its statement of financial condition.

New Accounting Pronouncements to be Adopted

Revenue Recognition

In May 2014, the FASB issued ASC 606, *Revenue from Contracts with Customers* ("ASC 606") as well as amendments to other pronouncements, including ASC 350, *Intangibles—Goodwill and Other*, ASC 360, and ASC 605-35, *Revenue Recognition—Construction-Type and Production-Type Contracts* through issuance of ASU 2014-09, *Revenue from Contracts with Customers* ("ASU 2014-09"). ASU 2014-09 replaces existing revenue recognition guidance in ASC 605, *Revenue Recognition* and certain other industry-specific revenue recognition guidance and specifies the accounting for certain costs to obtain or fulfill a contract with a customer. ASU 2014-09 also provides recognition and measurement guidance in relation to sales of non-financial assets. The core principle of ASU 2014-09 is to account for the transfer of goods or services to customers at an amount that reflects the consideration to which an entity expects to be entitled in exchange for those goods or services. In March 2016, the FASB issued ASU 2016-08, *Principal versus Agent Considerations*, which further clarifies how an entity should identify the unit of accounting for the principal versus agent evaluation and how it should apply the control principle to certain types of arrangements. The Company will adopt ASU 2014-09 effective April 1, 2018 and is currently evaluating the potential impact these amendments may have on its statement of financial condition.

2. Significant Accounting Policies (continued)

Stock Compensation

In March 2016, the FASB issued ASU 2016-09, *Improvements to Employee Share-Based Payment Accounting*. ASU 2016-09 simplifies several aspects of the accounting for share-based payment transactions, including the accounting for income taxes, forfeitures, and statutory tax withholding requirements, as well as classification in the statement of cash flows. ASU 2016-09 is effective for annual reporting periods beginning after December 15, 2016. The Company will adopt ASU 2016-09 for the period beginning April 1, 2017 and does not expect the amendment to have a material impact on its statement of financial condition.

Income Taxes

In November 2015, the FASB issued ASU 2015-17, *Income Taxes (Topic 740), Balance Sheet Classification of Deferred taxes*. ASU 2015-17 requires that deferred tax assets and liabilities be classified as non-current in a classified statement of financial position. ASU 2015-17 is effective for fiscal years beginning after December 15, 2016. The Company will adopt ASU 2014-15 for the period beginning April 1, 2017 and does not expect the amendment to have a material impact on its statement of financial condition.

3. Fixed Assets

Details of fixed assets at March 31, 2017 were as follows:

Computers	$ 579,131
Furniture and equipment	261,970
Leasehold improvements	329,154
Subtotal	1,170,255
Less: Accumulated depreciation and amortization	(691,470)
Total fixed assets, net of accumulated depreciation and amortization	$ 478,785

4. Commitments and Contingent Liabilities

The Company leases office and storage space in New York City under operating leases. The leases expired in October 2016 and were extended through February 2022. The office lease is secured by a standby letter of credit that is collateralized by two certificates of deposit which totaled $213,351 as of March 31, 2017.

The Company also leased office space in California under two operating leases. The first lease expired in August 2016. The second lease expired in February 2017 and was renewed through February 2018. The Company sublet the office space in California under the first lease from June 2016 to August 2016.

Additionally, the Company entered into an operating lease agreement for office space in Boston beginning August 2016 and expiring August 2017.

Aggregate future minimum rental payments under operating leases for the years subsequent to March 31, 2017 are approximately as follows:

Year ending March 31:	
2018	425,000
2019	458,000
2020	458,000
2021	458,000
2022	419,000
Total	$ 2,218,000

In accordance with the clearing agreements, the Company is responsible to indemnify its clearing brokers against specified potential losses, if any, in connection with its acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under this indemnification cannot be estimated. However, the Company believes it is unlikely that it will have to make payments under these arrangements and, as such, has not recorded any contingent liability in the statement of financial condition for this indemnification.

Notes to Statement of Financial Condition (continued)

5. Related Party Transactions

Securities transactions, revenues and receivable from Parent

As of March 31, 2017, payments received by the Company from the Parent for service fee revenues exceeded the amount due to the Company by the Parent by $262,328 which was recorded as payable to Parent on the Statement of Financial Condition.

Travel and Entertainment related costs and receivable from Parent

From time to time, some of the Parent's employees incur travel and entertainment expenses which are paid by the Company and subsequently reimbursed to the Company by the Parent. As of March 31, 2017, $11,278 was due from the Parent as intercompany expense reimbursements which were included as a reduction to the payable to Parent on the Statement of Financial Condition.

Stock Based Compensation

Options

As of March 31, 2017, the options outstanding to Company employees totaled 26,763.

As of March 31, 2017, using a conversion rate of US$1.25341 per British Pound, the total fair value of the options was $43,537 and was included in accrued compensation and benefits on the Statement of Financial Condition.

The following table details the number and exercise prices of, and movements in, share options during the year.

| | | | Number of Shares | | | |
Exercisable	Exercise Price	Fair Value	As of April 1, 2016	Granted	Lapsed/ Forfeited	As of March 31, 2017
October 2011 to October 2018	£6.50	£1.68	10,256	–	–	10,256
November 2013 to November 2020	£8.00	£1.05	12,500	–	–	12,500
October 2014 to October 2021	£8.00	£1.10	4,007	–	–	4,007
As of March 31, 2017			26,763	–	–	26,763

All outstanding options were fully vested as of the beginning of the year ended March 31, 2017.

Notes to Statement of Financial Condition (continued)

5. Related Party Transactions (continued)

Shares

During the year ended March 31, 2016, the Parent granted 19,375 REL shares at £8.00 per share to selected employees of the Company. 9,375 of these shares were vested on March 31, 2016. 6,250 of these shares vest on March 31, 2018, three years after the grant date and 3,750 of these shares vest on June 17, 2018, three years after the grant date. No share awards were granted or vested during the year ended March 31, 2017.

During the year ended March 31, 2017, the Company modified the terms of the awards under which the employees agreed to receive fewer shares than specified in the original award, in lieu of the Company paying taxes due on the award on the employee's behalf. The award in the form of shares is accounted for as equity, while the cash settlement to be paid by the Company is accounted for as liability which is revaluated at each balance sheet date. The Company reclassified corresponding cash settlement from equity to liabilities for the shares fully vested as of March 31, 2017.

6. Income Taxes

As of March 31, 2017, the deferred tax assets and liabilities included in the Statement of Financial Condition are as follows:

	March 31, 2017
Deferred tax assets	$ 1,005,498
Deferred tax liabilities	185,961
Net deferred tax assets	$ 819,537

The deferred tax assets are primarily the result of a tax election by the Company to deduct bonuses on a cash basis beginning with the fiscal year ended May 31, 2013, start-up costs, deferred rent and stock based compensation. The deferred tax liabilities are the result of timing differences related to the depreciation of fixed assets. Management believes that it is more likely than not that the deferred tax assets will be realized.

As of March 31, 2017, the Company determined it has no uncertain tax positions as defined within ASC 740-10.

6. Income Taxes (continued)

The Company's 2014 to 2016 tax years remain subject to tax examinations by major tax jurisdictions. The Company is not under audit by the tax authorities.

The Company does not believe that it is reasonably possible that any significant unrecognized tax benefits will be recorded within the next twelve months.

7. Employee Retirement Plan

The Company maintains a voluntary contributory employee retirement plan covering substantially all employees meeting certain minimum eligibility requirements. The Company makes matching contributions equal to 100% of each participant's pretax contribution up to $9,000 per annum. As of March 31, 2017, $79,682 was payable and included in accrued compensation and benefits on the Statement of Financial Condition.

8. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to compute its net capital under the alternative method, permitted by Rule 15c3-1, which requires that minimum net capital shall be the greater of 2% of aggregate debit items arising from customer transactions or $250,000.

At March 31, 2017, the Company had net capital of $2,880,687 which was $2,630,687 in excess of the minimum net capital required.

9. Exemption from Rule 15c3-3

The Company does not carry any customer accounts and is exempt from SEC Rule 15c3-3 pursuant to the exemptive provision under sub-paragraph k(2)(ii) as all customer transactions are cleared through another broker dealer on a fully disclosed basis.

10. Subsequent Events

The Company has evaluated subsequent events through the date as of which these financial statements were available to be issued. The Company did not note any significant subsequent events requiring disclosure or adjustments to the financial statements.